

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via E-mail
Mario Ferrucci
General Counsel
PGT, Inc.
1070 Technology Drive
North Venice, FL 34275

>   **Re: PGT, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 22, 2013**
>   **File No. 333-187481**

Dear Mr. Ferrucci:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. On the prospectus cover page, please identify the aggregate amount of securities offered. Additionally, on the prospectus cover page and as relevant throughout the prospectus, please disclose the aggregate number of shares being registered for sale by each of the company and the selling stockholder. Refer to Item 501(b)(2) of Regulation S-K.

Description of Capital Stock, page 2

2. We note that you qualify certain information by reference to applicable law. You may not qualify information in your prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. Refer to Securities Act Rule 411(a). Please revise your prospectus accordingly. Additionally, please revise your prospectus to confirm that all material provisions of any document incorporated or

qualified by reference are discussed in the prospectus. This comment also applies to the DGCL qualification in the middle of page II-1.

Selling Stockholders, page 5

3. Please disclose the aggregate number of shares being registered for resale by the selling stockholders, and expand the first paragraph to describe in more detail the initial transaction(s) in which the securities were sold to them. Refer to General Instruction II.G. to Form S-3, Securities Act Rule 430B(b)(2), and Question 228.03 of the Securities Act Rules Compliance and Disclosure Interpretations, available on our website.

Plan of Distribution, page 6

4. In the second paragraph, you disclose that the distribution of securities offered by the prospectus may be effected also through the issuance of derivative securities; however, the registration statement does not cover these derivative securities. Please advise, or revise your disclosure as appropriate.

Exhibit Index

5. You indicate that Exhibit 5.1 will be filed by amendment to the registration statement or incorporated by reference from documents filed or to be filed under the Securities Exchange Act of 1934, as amended. Please note that you will need to file the legal opinion prior to effectiveness of the registration statement. Refer to Item 16 of Form S-3 and Section II.B.2.a of Staff Legal Bulletin No. 19 (CF), available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Jeffrey T. Jackson (*via e-mail*)
        Chief Financial Officer, PGT, Inc.

        Robert B. Pincus, Esq. (*via e-mail*)
        Skadden, Arps, Slate, Meagher & Flom LLP